03011708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52965

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCOTT NETWORK SECURITIES, INC.

FEB 2 6 2003

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 OLD GRAVES MILL ROAD
(No. and Street)

LYNCHBURG (City) VA. (State) 24502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERESA M. PALMER 434-832-2141 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN EDWARDS & COMPANY, L.L.P.
(Name — *if individual, state last, first, middle name*)

2215 LANGHORNE ROAD SUITE 102
P O BOX 10189 (Address) LYNCHBURG (City) VA (State) 24506-0189 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, TERESA M. PALMER, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firn SCOTT NETWORK SECURITIES, INC., a DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tha a customer, except as follows:

Teresa M. Palmer
Signature

PRESIDENT
Title

Brenda A. Faulconer
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

FINANCIAL REPORT

December 31, 2002

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

CONTENTS

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Scott Network Securities, Inc.
Lynchburg, Virginia

We have audited the accompanying statements of financial position of Scott Network Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott Network Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, management discovered an understatement of previously reported accrued commissions receivable as of December 31, 2001 during the current year. Accordingly, the 2001 financial statements have been restated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown, Edwards & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2003

2215 Langhorne Road, Suite 102 • P.O. Box 10189 • Lynchburg, VA 24506-0189 • 434-948-9000 • Fax: 434-948-9029 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF FINANCIAL POSITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 147,636	$ 23,902
Accrued commissions receivable	41,925	54,480
Total assets	$ 189,561	$ 78,382
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ -	$ 300
Accrued expenses	6,547	17,902
Taxes payable	10,100	10,100
Total liabilities	16,647	28,302
STOCKHOLDER'S EQUITY		
Common stock, $10 par value, authorized 5,000 shares, issued 1,000 shares	10,000	10,000
Retained earnings	162,914	40,080
Total stockholder's equity	172,914	50,080
	$ 189,561	$ 78,382

The Notes to Financial Statements are an integral part of these statements.

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 428,633	$ 88,937
Interest	167	269
Total revenues	428,800	89,206
EXPENSES		
Employee compensation and benefits	167,471	19,898
Management fees	120,000	17,953
Professional fees	11,000	-
Insurance	461	362
Licenses and registrations	5,725	585
SIPC membership	300	150
Miscellaneous expense	1,009	-
Total expenses	305,966	38,948
Net income before income taxes	122,834	50,258
INCOME TAXES	-	10,100
Net income	$ 122,834	$ 40,158

The Notes to Financial Statements are an integral part of these statements.

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2001	1,000	$ 10,000	$ (78)	$ 9,922
Net income, as restated (Note 6)	-	-	40,158	40,158
Balance, December 31, 2001	1,000	10,000	40,080	50,080
Net income	-	-	122,834	122,834
Balance, December 31, 2002	1,000	$ 10,000	$ 162,914	$ 172,914

The Notes to Financial Statements are an integral part of these statements.

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 122,834	$ 40,158
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease (increase) in accrued commissions	12,555	(54,480)
Decrease in interest receivable	-	372
Decrease in accounts payable	(300)	(150)
Increase (decrease) in accrued expenses	(11,355)	17,902
Increase in taxes payable	-	10,100
Net increase in cash	123,734	13,902
CASH		
Beginning	23,902	10,000
Ending	$ 147,636	$ 23,902
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ -	$ -

The Notes to Financial Statements are
an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1. Organization

Scott Network Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Virginia corporation that is a wholly-owned subsidiary of James A. Scott & Son, Incorporated (the "Parent").

Note 2. Significant Accounting Policies

Nature of operations:

The Company receives commissions from the sale of securities by registered representatives of one designated broker/dealer firm operating in North Carolina and Virginia. The Company does not initiate securities transactions and does not hold customer funds or securities.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash:

The Company maintains its cash account in one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A portion of the balance is uninsured at year end.

Note 3. Related Party Transactions

The Company has an agreement with the Parent to pay monthly management fees for the use of office space and administrative services. The fees are equal to the lesser of $10,000 or the amount that will reduce net capital to 120% of required net capital.

The Company reimburses the Parent for gross salaries, payroll taxes, and retirement plan contributions earned by employees of the Parent who perform services for the Company. Total reimbursements to the Parent were $287,471 and $37,851 for 2002 and 2001, respectively.

Note 4. Income Taxes

Effective January 1, 2002, the Company elected to be a Qualified Subchapter S Subsidiary ("QSSS") under §1361 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, all assets, liabilities, and items of income and deduction of the QSSS are treated as part of the parent S corporation. As a result of this election, no federal or state income taxes have been recognized in the accompanying financial statements for the year ended December 31, 2002.

Income taxes for the year ended December 31, 2001 are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due. Taxes are still due at December 31, 2002 as the 2001 tax return was amended to reflect the prior-period adjustment (Note 6).

(Continued)

SCOTT NETWORK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $172,914, which was $167,914 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1. At December 31, 2001, the Company had net capital of $50,080, which was $45,080 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.57 to 1.

Note 6. Prior Period Adjustment

During the year ended December 31, 2002, the Company discovered that certain commissions which were received and recorded in 2002 were related to transactions in December 2001. Accordingly, the 2001 financial statements have been adjusted to increase accrued commissions receivable $54,480 and increase income $44,380 after recognizing related income taxes of $10,100.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

EXEMPTION FROM PROVISIONS OF RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

The Company claims an exemption based upon the provisions under (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. The commission and other income received by the Company relate to the sale of variable insurance and annuity contracts and investment company shares. The Company does not initiate clearing transactions and does not hold customer funds or securities.

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002 and 2001

	2002	2001
Total assets	$ 189,561	$ 78,382
Less: Total liabilities	16,647	28,302
Net worth	172,914	50,080
Add: Subordinated loans	-	-
Adjusted net worth	172,914	50,080
Less: Nonallowable assets	-	-
Current capital	172,914	50,080
Less: Haircuts	-	-
Net capital	172,914	50,080
Required net capital	5,000	5,000
Excess net capital	$ 167,914	$ 45,080
Aggregate indebtedness	$ 16,647	$ 28,302
Aggregate indebtedness to net capital	10%	57%

No material differences exist between this computation and the computation submitted by the Company in the amended filing of Form X-17A-5, Part IIA, for the period ending December 31, 2002.

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Scott Network Securities, Inc.
Lynchburg, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Scott Network Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2215 Langhorne Road, Suite 102 • P.O. Box 10189 • Lynchburg, VA 24506-0189 • 434-948-9000 • Fax: 434-948-9029 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown, Edwards & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2003